Confidentially submitted to the Securities and Exchange Commission on December 19, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-_________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BIORESTORATIVE THERAPIES, INC.

(Exact name of registrant as specified in its charter)

Nevada	8099	30-1341024
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

40 Marcus Drive, Suite One

Melville, New York 11747

(631) 760-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lance Alstodt, President and Chief Executive Officer

BioRestorative Therapies, Inc.

40 Marcus Drive, Suite One

Melville, New York 11747

(631) 760-8100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Fred Skolnik, Esq. Certilman Balin Adler & Hyman, LLP 90 Merrick Avenue East Meadow, New York 11554 (516) 296-7048	Matthew Bernstein, Esq. Justin Grossman, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 (212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☒

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED            , 2026

Shares of Common Stock

We are offering          shares of our common stock, par value $0.0001 per share (“common stock”). The public offering price for each share is $           .

Our common stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “BRTX”. On           , 2026  , the last reported sale price of our common stock was $           per share.

We are a smaller reporting company under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. You should carefully read and consider the risks that are described in the “Risk Factors” section beginning on page 5 of this prospectus and in the documents incorporated by reference in this prospectus before making a decision to invest in our securities.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1) See “Underwriting” beginning on page 13 of this prospectus for additional disclosure regarding the underwriting discounts and commissions and estimated offering expenses.

We have granted the underwriters a 30-day option to           purchase up to additional shares of common stock at the public offering price less underwriting discounts and commissions. See “Underwriting” for a description of this arrangement. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $           and the total proceeds to us, before expenses, will be $    .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about              , 2026.

Konik Capital Partners

a division of T.R. Winston & Co.

This prospectus is dated             , 2026.

This prospectus includes references to our federally registered trademarks, BioRestorative Therapies and Dragonfly design, BRTX-100, ThermoStem and BRTX. The Dragonfly logo is also registered with the U.S. Copyright Office. This prospectus also includes references to trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this prospectus appear without the ®, SM or ™ symbols, and copyrighted content appears without the use of the symbol ©, but the absence of use of these symbols does not reflect upon the validity or enforceability of the intellectual property owned by us or third parties.

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with any information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

The information contained in this prospectus is accurate only as of the date of this prospectus and the information in the documents incorporated by reference in this prospectus is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates. It is important for you to read and consider all information contained or incorporated by reference in this prospectus in making your investment decision. You should read this prospectus as well as the documents incorporated by reference herein and the additional information described under “Where You Can Find More Information; Incorporation by Reference” in this prospectus before investing in our common stock.

This prospectus and the documents incorporated herein by reference include trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included or incorporated by reference in this prospectus are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

This prospectus and the documents incorporated herein by reference include estimates regarding market and industry data that we prepared based on our management’s knowledge and experience in the markets in which we operate, together with information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers and consultants, trade and business organizations and other contacts in the markets in which we operate. In some cases, we do not expressly refer to the sources from which this data is derived. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable.

Unless the context of this prospectus indicates otherwise, the terms “BioRestorative,” the “Company,” “we,” “us” or “our” refer to BioRestorative Therapies, Inc. and its consolidated subsidiaries.

1

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read the entire prospectus and the documents incorporated by reference in this prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and related notes incorporated by reference in this prospectus and the exhibits to the registration statement of which this prospectus is a part.

Company Overview

We develop therapeutic products using cell and tissue protocols, primarily involving adult stem cells. As described below, our two core programs relate to the treatment of disc/spine disease and metabolic disorders. We also operate a commercial biocosmeceutical platform.

● Disc/Spine Program (brtxDisc). Our lead cell therapy candidate, BRTX-100, is a product formulated from autologous (or a person’s own) cultured mesenchymal stem cells collected from the patient’s bone marrow. We intend that the product will be used for the non-surgical treatment of painful lumbosacral disc disorders or as a complimentary therapeutic to a surgical procedure. The BRTX-100 production process utilizes proprietary technology and involves collecting a patient’s bone marrow, isolating and culturing stem cells from the bone marrow and cryopreserving the cells. In an outpatient procedure, BRTX-100 is injected by a physician into the patient’s damaged disc. The treatment is intended for patients whose pain has not been alleviated by non-surgical procedures and who potentially face the prospect of surgery. We have commenced a Phase 2 clinical trial using BRTX-100 to treat chronic lower back pain arising from degenerative disc disease. We have also obtained U.S. Food and Drug Administration (“FDA”) Investigational New Drug (“IND”) clearance to evaluate BRTX-100 in the treatment of chronic cervical discogenic pain.

● Metabolic Program (ThermoStem). We are developing cell-based therapy candidates to target obesity and metabolic disorders using brown adipose (fat) derived stem cells (“BADSC”) to generate brown adipose tissue (“BAT”), as well as exosomes secreted by BADSC. We refer to this as our ThermoStem Program. BAT is intended to mimic naturally occurring brown adipose depots that regulate metabolic homeostasis in humans. Initial preclinical research indicates that increased amounts of brown fat in animals may be responsible for additional caloric burning as well as reduced glucose and lipid levels. Researchers have found that people with higher levels of brown fat may have a reduced risk for obesity and diabetes. BADSC secreted exosomes may also impact weight loss. Patents related to the ThermoStem Program have been issued in the United States and other jurisdictions.

● BioCosmeceuticals. We operate a commercial biocosmeceutical platform. Our current commercial product, formulated and manufactured using our cGMP ISO-7 certified clean room, is a cell-based secretome containing exosomes, proteins and growth factors. This proprietary biologic serum has been specifically engineered by us to reduce the appearance of fine lines and wrinkles and bring forth other areas of cosmetic effectiveness. Moving forward, we also intend to explore the potential of expanding our commercial offering to include a broader family of cell-based biologic aesthetic products and therapeutics via IND-enabling studies, with the aim of pioneering FDA approvals in the emerging biocosmeceuticals space.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. For as long as we remain a smaller reporting company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K. Also, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Corporate Information

We are a Nevada corporation. Our headquarters are located at 40 Marcus Drive, Suite One, Melville, New York 11747. Our telephone number is (631) 760-8100. We maintain certain information on our website at www.biorestorative.com. The information on our website is not (and should not be considered) part of this prospectus and is not incorporated in this prospectus by reference.

2

THE OFFERING

Common stock offered by us	shares of our common stock.

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Common stock to be outstanding after this offering	shares of our common stock (or shares of our common stock if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, based on the assumed public offering price of $ per share, the last reported sale price of our common stock on Nasdaq on , 2026 , and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds from this offering in connection with our clinical trials with respect to BRTX-100, pre-clinical research and development with respect to our ThermoStem Program, the development of our commercial biocosmeceuticals platform and for general corporate purposes and working capital. We may also use a portion of the net proceeds from this offering to acquire or invest in complementary businesses, technologies, product candidates or other intellectual property, although we have no present commitments or agreements to do so. See “Use of Proceeds.”

Risk factors	Investing in our common stock involves a high degree of risk. See the “Risk Factors” section of this prospectus beginning on page 5 and in the documents incorporated by reference in this prospectus.

Lock-up agreements	We, our officers and directors and certain of our stockholders have agreed with the underwriters, subject to certain exceptions, for a period of 30 days following the closing of this offering, not to sell, transfer or otherwise dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock for such applicable period. See “Underwriting.”

Market for common stock	Our common stock is listed on Nasdaq under the symbol “BRTX”.

3

The number of shares of common stock to be outstanding after this offering is based on 8,876,242 shares of our common stock outstanding as of December 18, 2025 and excludes, as of that date, the following:

●	1,398,158 shares of our common stock issuable upon the conversion of 1,398,158 shares of Series B preferred stock;

●	918,055 shares of our common stock held in abeyance in connection with a warrant exercise (due to a beneficial ownership limitation) and issuable at the request of the securityholder;

●	3,951,384 shares of our common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $5.21 per share;

●	5,262,973 shares of our common stock issuable upon the exercise of outstanding stock options, with a weighted average exercise price of $2.58 per share; and

●	4,237,981 shares of our common stock reserved for future issuance pursuant to future awards granted under our 2021 Stock Incentive Plan (the “2021 Plan”).

Except as otherwise indicated, all information in this prospectus assumes:

●	no exercise of the underwriters’ option to purchase up to additional shares of common stock in this offering;

●	the assumed public offering price of $ per share, which is the last reported sale price of our common stock on Nasdaq on , 2026 ;

●	no conversion of the outstanding Series B preferred stock;

●	no issuance of the shares of common stock held in abeyance;

●	no exercise of the outstanding warrants;

●	no exercise of the outstanding stock options; and

●	no grants of awards under the 2021 Plan.

4

RISK FACTORS

You should consider carefully the risks described below and discussed under the section captioned “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2024, and as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including our Quarterly Reports on Form 10-Q for the periods ended March 31, 2025, June 30, 2025 and September 30, 2025, which are incorporated by reference in this prospectus in their entirety, together with other information in this prospectus and the information and documents incorporated by reference in this prospectus before you make a decision to invest in our common stock. If any of the events described below or in the documents incorporated by reference in this prospectus actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose all or part of your investment. The risks described below and in the documents incorporated by reference in this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations.

There is substantial doubt regarding our ability to continue as a going concern. Following this offering, we will still need to raise substantial additional funding, which may not be available on acceptable terms, if at all, to be able to continue as a going concern and advance our business plan.

There is substantial doubt regarding our ability to continue as a going concern. Our existence in our current form is dependent upon our ability to obtain additional capital. Our cash and cash equivalents and investments held in marketable securities following this offering will not be sufficient to fund our long-term operations. Raising funds in the current economic environment is challenging and financing may not be available in sufficient amounts or on acceptable terms, if at all. The issuance of additional securities, whether equity or debt, or the possibility of such issuance, may cause the market price of our common stock to decline. The sale of additional equity or convertible debt securities may dilute the ownership of existing stockholders.

If we are unable to raise adequate funds, we may have to delay, reduce the scope of or eliminate some or all of our business plan expenditures, and the failure to procure such required financing could have a material and adverse effect on our business, liquidity, financial condition and results of operations as well as our ability to continue as a going concern. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. The inclusion of the going concern explanatory paragraph by our auditors, our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our business, share price, and our ability to raise new capital or to enter into critical contractual relations with third parties due to concerns about our ability to meet our contractual obligations.

Following this offering, we will need to obtain additional financing to continue our ongoing development and proposed operations.

Following this offering, we will still require significant additional funds in the future through equity or debt financings, government funding or grants, private capital, royalty agreements, customer payments, or other strategic alliances with third parties, either alone or in combination, to fund our business plan and to complete our initiatives. Our business plan, which includes the conduct of a Phase 3 clinical trial for BRTX-100 and the development of our ThermoStem Program and biocosmeceuticals platform, has required and will continue to require substantial capital expenditures. We will require financing to fund our research and development, and initial commercial production activities, including the legal, operational set-up, general and administrative, marketing, employee salaries and other related expenses.

5

Obtaining additional funding will be subject to various additional factors, including investor acceptance of our business plan, the status of our development program and ongoing results from our biocosmeceuticals efforts. If we are not able to secure adequate additional funding when needed, we will need to re-evaluate our operating plan and may be forced to make significant reductions in spending, extend payment terms with suppliers, liquidate assets where possible, limit, suspend or curtail planned development programs and cease operations entirely. Having insufficient funds may also require us to relinquish rights to assets and technology that we would otherwise prefer to develop ourselves, or on less favorable terms than we would otherwise choose. The foregoing actions and circumstances could materially adversely impact our business, liquidity, results of operations and future prospects.

Any such required financing may not be available in amounts or on terms acceptable to us or at all, and the failure to procure such required financing could have a material and adverse effect on our business, financial condition and results of operations.

Depending on the type and the terms of any financing we pursue, stockholders’ rights and the value of their investment in our common stock could be reduced. Any additional equity financing will dilute stockholdings, and debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on such debt securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of our common stock, the market price of our common stock could be negatively impacted. Any sale of securities will also need to comply with the applicable rules of the stock exchanges on which our securities are listed or quoted for trading. Further, strategic collaboration or royalty agreements may provide us with non-dilutive or minimally dilutive financing but adversely impact our future results of operations or capital resources. Following this offering, there is no guarantee that we will be able to secure any additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position.

We have broad discretion as to the use of proceeds from this offering and may not use the proceeds effectively.

We intend to use the net proceeds of this offering in connection with our clinical trials with respect to BRTX-100, pre-clinical research and development with respect to our ThermoStem Program, the development of our commercial biocosmeceuticals platform and for general corporate purposes and working capital. We may also use a portion of the net proceeds from this offering to acquire or invest in complementary businesses, technologies, product candidates or other intellectual property, although we have no present commitments or agreements to do so. We have not allocated any specific portion of the net proceeds to any particular purpose, and our management will have the discretion to allocate the proceeds as it determines. We will have significant flexibility and broad discretion in applying the net proceeds of this offering, and we may not apply these proceeds effectively. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds, and you will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

6

You will experience immediate and substantial dilution in net tangible book value.

The public offering price will be substantially higher than the as adjusted net tangible book value per share of our outstanding shares of common stock as of September 30, 2025. As a result, investors in this offering will incur immediate dilution of $            per share, based upon an assumed public offering price of $           per share, the last reported sale price of our common stock on Nasdaq on          , 2026 . Investors in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. See “Dilution” for a more complete description of how the value of your investment will be diluted upon the completion of this offering.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into, or exercisable or exchangeable for, our common stock at prices that may not be the same as the price per share in this offering. We may sell shares of our common stock or other securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares of common stock or other securities in the future could have rights superior to existing stockholders.

There may be significant future issuances or resales of our common stock which may materially and adversely dilute your ownership interest and affect the market price of our shares.

We currently have authorization to issue up to 75,000,000 shares of common stock of which, as of December 18, 2025, 8,876,242 shares were issued and outstanding. We are not restricted from issuing additional shares of our common stock in the future, including securities convertible into, or exchangeable or exercisable for, shares of our common stock. In addition, there are 1,398,158 shares of Series B preferred stock issued and outstanding. Such shares are convertible under certain circumstances into an equal number of shares of common stock. Pursuant to our November 2021 public offering of securities, we issued warrants for the purchase of an aggregate of 2,645,000 shares of common stock (of which warrants for the purchase of 970,000 shares of common stock remain outstanding) as well as underwriter warrants for the purchase of 235,970 shares of common stock. We have an effective registration statement on Form S-3 under the Securities Act registering the issuance of such shares. The shares issuable pursuant to the registration statement on Form S-3 will be freely tradable in the public market, except for shares held by affiliates. In addition, pursuant to agreements entered into with the holders of certain warrants, we have issued an aggregate of 2,433,525 shares of common stock and warrants for the purchase of an aggregate of 2,513,686 shares of common stock and are obligated to issue an additional 918,055 shares of common stock that are being held in abeyance due to the holder’s maximum beneficial ownership limitation. We have registered the resale of the shares of common stock issuable upon the exercise of such warrants. The issuance of shares of common stock upon exercise of the above warrants would dilute the ownership of our stockholders. We also have effective registration statements on Form S-8 under the Securities Act registering an aggregate of 9,850,000 shares of our common stock issuable under our 2021 Stock Incentive Plan. As of December 18, 2025, options to purchase 5,262,973 shares of our common stock were outstanding under the 2021 Plan. The shares issuable pursuant to the registration statements on Form S-8 will be freely tradable in the public market, except for shares held by affiliates. We may include a resale prospectus in our registration statement on Form S-8 with regard to the 2021 Plan covering the resale of the shares issuable to Lance Alstodt and Francisco Silva, our Chief Executive Officer and Vice President, Research and Development, respectively (and other affiliates), upon their exercise of options held by them and with regard to shares of our common stock issued to them upon the vesting of restricted stock units. The resale of such shares will be currently subject to the volume limitations imposed by Rule 144. The issuance of shares of our common stock pursuant to the 2021 Plan would dilute the ownership of our stockholders. We also have an effective registration statement on Form S-1 with regard to the resale of up to 508,592 shares of our common stock issuable upon the exercise of warrants. Further, we have an effective shelf registration statement on Form S-3 under the Securities Act registering $75,000,000 of our equity and debt securities. Pursuant to the requirements of Form S-3, we currently may sell pursuant to such Form S-3, during any 12 month period, securities having an aggregate market value of not more than one-third of the aggregate market value of the shares of our common stock held by non-affiliates. As of            , 2026, the aggregate market value of shares of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 was $           . In addition, our Board of Directors (our “Board”) is authorized to designate and issue 18,456,842 shares of preferred stock without further stockholder approval, containing such rights and preferences as our Board shall determine.

The sale of a substantial number of shares of our common stock or securities convertible into, or exchangeable or exercisable for, shares of our common stock, whether directly by us in future offerings or by our existing securityholders in the secondary market, the perception that such issuances or resales could occur or the availability for future issuances or resale of shares of our common stock or securities convertible into, or exchangeable or exercisable for, shares of our common stock could materially and adversely affect the market price of our securities and our ability to raise capital through future offerings of equity or equity-related securities on attractive terms or at all.

7

CAPITALIZATION

The following table sets forth our cash and cash equivalents, investments held in marketable securities and capitalization as of September 30, 2025:

●	on an actual basis; and

●	on an as adjusted basis to give effect to our issuance and sale of shares of our common stock in this offering at an assumed public offering price of $ per share, the last reported sale price of our common stock on Nasdaq on , 2026 , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only, and our cash and cash equivalents, investments held in marketable securities and capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2024 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 and other financial information contained and incorporated by reference in this prospectus.

	As of September 30, 2025
	Actual	As Adjusted(1)
	(unaudited)
Cash and cash equivalents	$602,444	$
Investments held in marketable securities	$3,887,383	$
Stockholders’ equity:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; Series B Convertible Preferred Stock; 1,543,158 shares designated, 1,398,158 shares issued and outstanding	$13,982	$
Common stock, $0.0001 par value; 75,000,000 shares authorized, 7,978,117 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	$797	$
Additional paid-in capital	$168,905,254	$
Accumulated deficit	$(166,713,054)	$(166,713,054)
Total stockholders’ equity	$2,206,979	$
Total capitalization	$2,206,979	$

(1) Each $1.00 increase or decrease in the assumed public offering price of $           per share, the last reported sale price of our common stock on Nasdaq on           , 2026, would increase or decrease, as applicable, the as adjusted amount of each of our cash and cash equivalents, investments held in marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $           million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of million shares in the number of shares offered by us at the assumed public offering price of $          per share would increase or decrease, as applicable, the as adjusted amount of each of our cash and cash equivalents, investments held in marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $           million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

8

If the underwriters’ option to purchase additional shares is exercised in full, our as adjusted cash and cash equivalents, investments held in marketable securities, additional paid-in capital, total stockholders’ equity, and total capitalization as of September 30, 2025, would increase by approximately $           million.

The number of shares of our common outstanding after this offering is based on 7,978,117 shares of our common stock outstanding as of September 30, 2025, and excludes as of that date the following:

● 1,398,158 shares of our common stock issuable upon the conversion of 1,398,158 shares of Series B preferred stock;

● 1,138,055 shares of our common stock held in abeyance in connection with a warrant exercise (due to a beneficial ownership limitation) and issuable at the request of the securityholder;

● 3,951,384 shares of our common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $5.21 per share;

● 5,262,973 shares of our common stock issuable upon the exercise of outstanding stock options, with a weighted average exercise price of $2.58 per share; and

● 4,237,981 shares of our common stock reserved for future issuance pursuant to future awards granted under the 2021 Plan.

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DILUTION

If you invest in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share and the as adjusted net tangible book value per share after giving effect to this offering. We calculate net tangible book value per share by dividing the net tangible book value, which is tangible assets less total liabilities, by the number of outstanding shares of our common stock. Dilution represents the difference between the amount per share paid by purchasers of shares in this offering and the as adjusted net tangible book value per share of our common stock immediately after giving effect to this offering. Our net tangible book value as of September 30, 2025 was approximately $1.65 million, or approximately $0.21 per share of common stock.

After giving effect to the sale of our common stock pursuant to this prospectus in the aggregate amount of $           at an assumed offering price of $           per share, the last reported sale price of our common stock on Nasdaq on             , 2026, and after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us, our net tangible book value as of September 30, 2025 would have been approximately $           million, or $           per share of common stock. This represents an increase in the net tangible book value per share to our existing stockholders of approximately $           per share and an immediate dilution in the net tangible book value of approximately $          per share to new investors.

The following table illustrates this per share dilution:

Offering price per share			$
Net tangible book value per share as of September 30, 2025		$0.21
Increase per share attributable to this offering	$
As adjusted net tangible book value per share as of September 30, 2025, after giving effect to this offering			$
Dilution per share to new investors purchasing shares in this offering			$

Each $1.00 increase in the assumed public offering price of $           per share, the last reported sale price of our common stock on Nasdaq on           , 2026, would increase the as adjusted net tangible book value per share after this offering by approximately $          per share, and dilution in as adjusted net tangible book value per share to new investors by approximately $          per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Each $1.00 decrease in the assumed public offering price of $             per share, the last reported sale price of our common stock on Nasdaq on          , 2026, would decrease the as adjusted net tangible book value per share after this offering by approximately $             per share, and dilution in as adjusted net tangible book value per share to new investors by approximately $           per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, our as adjusted net tangible book value per share after this offering by approximately $          per share and increase or decrease, as applicable, the dilution to investors participating in this offering by approximately $          per share, assuming that the assumed public offering price of $           per share remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full in this offering, the as adjusted net tangible book value after the offering would be approximately $             per share, the increase in as adjusted net tangible book value per share to existing stockholders would be approximately $             per share and the dilution per share to investors in this offering would be approximately $             per share, in each case assuming a public offering price of $             per share, the last reported sale price of our common stock on Nasdaq on                , 2026.

The dilution information above is for illustration purposes only. Our as adjusted net tangible book value following the closing of this offering will depend on the actual public offering price and other terms of this offering determined at pricing.

The foregoing table and discussion are based on 7,978,117 shares of our common stock outstanding as of September 30, 2025 and excludes, as of September 30, 2025, (i) outstanding warrants to purchase up to 3,951,384 shares of our common stock at a weighted average exercise price of $5.21 per share; (ii) outstanding options to purchase up to 5,262,973 shares of our common stock at a weighted average exercise price of $2.58 per share; (iii) 1,398,158 shares of Series B preferred stock convertible into an equal number of shares of our common stock at a conversion price of $10.00 per share; and (iv) 1,138,055 shares of our common stock held in abeyance in connection with a warrant exercise (due to a beneficial ownership limitation) and issuable at the request of the securityholder. To the extent that warrants and options are exercised, Series B preferred stock is converted and shares held in abeyance are issued, there may be further dilution to new investors.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have filed with the SEC that are incorporated by reference in this prospectus contain forward-looking statements regarding future events and our future results that are based on our current expectations, estimates, forecasts and projections as well as the current beliefs and assumptions of our management, including about our business, our financial condition, our results of operations, our operating requirements and utilization of our capital resources, and the industry and environment in which we operate. Statements that include words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “would,” “could,” “should,” “intend” and “expect,” variations of these words, and similar expressions, are intended to identify forward-looking statements.

These forward-looking statements may include, among other things:

●	statements relating to projected growth and management’s long-term performance goals;
●	statements relating to the anticipated effects on results of operations or our financial condition from expected developments or events;
●	statements relating to our business and growth strategies; and
●	any other statements which are not historical facts.

These forward-looking statements speak only as of the date of this prospectus and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause or contribute to such differences, and other factors that we believe affect our performance, include those discussed in the section entitled “Risk Factors” of this prospectus, the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2024 and in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2025, June 30, 2025 and September 30, 2025, incorporated by reference herein, and in other reports we file with the SEC.

These factors include without limitation:

●	our current and anticipated cash needs and our need for additional financing;
●	federal, state and foreign regulatory requirements;
●	our ability to conduct clinical trials with respect to our products and services;
●	our ability to develop and commercialize our products and services;
●	our ability to enter into agreements to implement our business strategy;
●	the acceptance of our products and services by patients and the medical community;
●	our ability to secure necessary media and reagents, as well as devices, materials and systems, for our clinical trials and commercial production;
●	our manufacturing capabilities to produce our products;
●	our ability to obtain brown adipose (fat) tissue in connection with our ThermoStem Program;
●	our ability to protect our intellectual property;
●	our ability to obtain and maintain an adequate level of product liability insurance;
●	our ability to obtain third party reimbursement for our products and services from private and governmental insurers;
●	the effects of competition in our market areas;
●	our reliance on certain key personnel; and
●	further sales or other dilution of our equity, which may adversely affect the market price of our common stock.

While forward-looking statements are based on the reasonable expectations of our management at the time that they are made, you should not rely on them. We undertake no obligation to revise or update publicly any forward-looking statements for any reason, whether as a result of new information, future events or otherwise, except as may be required by law.

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USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and offering expenses, payable by us, will be approximately $             million ($             million if the underwriters exercise in full their option to purchase additional shares) based on an assumed public offering price of $             per share, which is the last reported sale price of our common stock on Nasdaq on         , 2026.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents and investments held in marketable securities, in connection with our clinical trials with respect to BRTX-100, pre-clinical research and development with respect to our ThermoStem Program, the development of our commercial biocosmeceuticals platform and for general corporate purposes and working capital. We may also use a portion of the net proceeds from this offering to acquire or invest in complementary businesses, technologies, product candidates or other intellectual property, although we have no present commitments or agreements to do so.

Each $1.00 increase or decrease in the assumed public offering price of $           per share, the last reported sale price of our common stock on Nasdaq on          , 2026, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $          million, assuming the assumed public offering price stays the same. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

The amounts and timing of our actual expenditures will depend on numerous factors, including the factors described under “Risk Factors” in this prospectus and in the documents incorporated by reference herein, as well as the amount of cash used in our operations. We may find it necessary or advisable to use the net proceeds for other purposes, and our management will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described above. Pending the use of the net proceeds from this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities, certificates of deposit or government securities.

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UNDERWRITING

We will enter into an underwriting agreement with Konik Capital Partners, LLC, a division of T.R. Winston & Co., as the representative of the underwriters in this offering. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase the number of our shares of common stock set forth opposite their names below.

Underwriters	Number of Shares of Common Stock
Konik Capital Partners, LLC, a division of T.R. Winston & Co.
Total

We have been advised by the underwriters that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. Any shares of common stock sold by the underwriters to securities dealers will be sold at the public offering price.

The underwriting agreement provides that the underwriters’ obligation to purchase the shares of common stock we are offering is subject to the conditions contained in the underwriting agreement. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

No action has been taken by us or the underwriters that would permit a public offering of the shares of common stock in any jurisdiction outside the United States where action for that purpose is required. None of our shares of common stock included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any of the shares of common stock offered hereby be distributed or published in any jurisdiction except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of shares of common stock and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the shares of common stock in any jurisdiction where that would not be permitted or legal.

The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Over-Allotment Option

We have granted to the underwriters an option, exercisable no later than 30 calendar days after the date of the underwriting agreement, to purchase up additional shares of common stock at the public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock.

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Underwriting Discounts and Commissions; Expenses

The following table summarizes the underwriting discounts and commissions to be paid to the underwriters by us.

	Per Share(1)	Total Without Over-Allotment	Total With Over-Allotment
Public offering price	$	$	$
Underwriting discounts and commissions(1)(2)	$	$	$
Proceeds to us, before expenses	$	$	$

(1) The public offering price and underwriting discounts and commissions correspond to a public offering price per share of common stock of $             ($             net of the underwriting discounts and commissions).

(2) With respect to investors introduced to the underwriters by us, the underwriting discounts and commissions shall be zero. The above table assumes the full 6% underwriting discounts and commissions with respect to all offering proceeds. We have also agreed to reimburse the representative of the underwriters at closing of this offering for legal and other expenses incurred by it in connection with this offering up to $100,000.

We estimate that our total offering expenses for this offering, excluding the underwriting discounts and commissions, will be approximately $             million.

Listing

Our shares of common stock are listed on Nasdaq under the symbol “BRTX.”

The last reported sale price of our common stock on Nasdaq on              , 2026, was $             per share. The actual public offering price was determined between us and the underwriters, and may be at a discount to the current market price of our common stock.

Lock-Up Agreements

Our directors, officers and certain stockholders will enter into lock-up agreements in connection with this offering. Under these agreements, these individuals will agree, subject to specified exceptions, not to sell or transfer any shares of common stock or securities convertible into, or exchangeable or exercisable for, our common stock during a period ending 30 days following the closing of this offering. Specifically, these individuals have agreed, in part, not to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to, any shares of our common stock or securities convertible, exchangeable or exercisable into shares of our common stock beneficially owned by them. Notwithstanding these limitations, these shares of common stock may be transferred under limited circumstances, including, without limitation, by gift, will or intestate succession.

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In addition, we have agreed that, subject to certain exceptions, we will not issue any of our shares of common stock for a period of 30 days following the closing of this offering.

Transfer Agent

The transfer agent for our common stock is Transhare Corporation.

Determination of Offering Price

The public offering price of the shares of common stock offered by this prospectus was determined by negotiation between us and the underwriters. Among the factors that were considered in determining the public offering price were the following:

● our history and our prospects;

● the industry in which we operate;

● our past and present operating results;

● the previous experience of our executive officers; and

● the general condition of the securities markets at the time of this offering.

The public offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares of common stock sold in this offering. That price is subject to change as a result of market conditions and other factors and we cannot assure you that the shares of common stock sold in this offering can be resold at or above the public offering price.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock as described below:

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Such a naked short position would be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Stabilizing transactions permit bids to purchase the shares so long as the stabilizing bids do not exceed a specified maximum.

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●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions, and penalty bids may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market prices of our shares. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on Nasdaq, in the over-the-counter market or on any other trading market and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters also may engage in passive market making transactions in our common stock in accordance with Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of the distribution. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specific purchase limits are exceeded. Passive market making may stabilize the market price of the shares at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transactions, once commenced, will not be discontinued without notice.

Other Relationships

In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities arising under the Securities Act, or to contribute to payments that the underwriters may be required to make for these liabilities.

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Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view the offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriters’ websites or our website and any information contained in any other websites maintained by the underwriters or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Notice to Prospective Investors in Singapore

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”) pursuant to Section 274 of the SFA;

b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

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securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

i.	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

DESCRIPTION OF CAPITAL STOCK

This prospectus contains a summary description of our capital stock. This summary description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the more complete descriptions thereof set forth in our amended and restated articles of incorporation (“our charter”) and our bylaws, each as amended to date, which are included as exhibits to the registration statement of which this prospectus forms a part and are incorporated by reference herein.

Authorization

Our authorized capital stock consists of 95,000,000 shares of capital stock. We are authorized to issue 75,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Dividend Rights. Subject to preferences that may be applicable to any shares of our preferred stock that may be outstanding, the holders of our common stock are entitled to share ratably in such dividends as may be declared by our Board out of funds legally available therefor.

Voting Rights. Each share of our common stock entitles its holder to one vote in the election of directors as well as all other matters to be voted on by stockholders.

No Preemptive Rights. Holders of our common stock do not have any preemptive rights to subscribe for additional shares on a pro rata basis or otherwise when additional shares are offered for sale by us.

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Liquidation Rights. Subject to preferences that may be applicable to any shares of our preferred stock that may be outstanding, in the event of our liquidation, dissolution or winding up, the holders of our common stock would be entitled to receive, pro rata, after payment of all of our debts and liabilities, all of our remaining assets available for distribution.

Other Rights. Holders of our common stock have no preferences or conversion or exchange rights. Shares of our common stock will not be liable for further calls or assessments by us and are not subject to redemption.

Preferred Stock

Our Board is authorized to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series, as are stated in the resolution or resolutions providing for the issuance of such series adopted by our Board. The authority of our Board with respect to each series of preferred stock includes determination of the following:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rate or rates on the shares of that series, whether dividends will be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

●	whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of such voting rights;

●	whether the series will have conversion privileges and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as our Board determines;

●	whether or not the shares of that series will be redeemable, in whole or in part, at our option or at the option of the holder thereof and, if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they will be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

●	the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

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●	the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of our company, and the relative rights of priority, if any, of payment of shares of that series;

●	the restrictions, if any, on the issue or reissue of any additional preferred stock; and

●	any other relative rights, preferences and limitations of that series.

Certain Provisions Having Potential Anti-Takeover Effects

General. The following is a summary of the material provisions of the Nevada Revised Statues (the “NRS”) and our charter and bylaws that address matters of corporate governance and the rights of stockholders. Certain of these provisions may delay or prevent takeover attempts not first approved by our Board (including takeovers which certain stockholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders. The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of our company. All references to the charter and bylaws are to our charter and bylaws in effect on the date of this prospectus.

Combinations with Interested Stockholder. Sections 78.411-78.444, inclusive, of the NRS contain provisions governing combinations with an interested stockholder. For purposes of the NRS, “combinations” include: (i) any merger or consolidation with any interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to any interested stockholder of corporate assets with an aggregate market value equal to more than 5% of the aggregate market value of the corporation’s consolidated assets, more than 5% of the aggregate market value of outstanding shares of the corporation or more than 10% of the earning power or net income of the corporation, (iii) the issuance to any interested stockholder of voting shares (except pursuant to a share dividend or similar proportionate distribution) with an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation, (iv) the adoption of the dissolution of the corporation if proposed by or on behalf of any interested stockholder, (v) any reclassification of securities, recapitalization or corporate reorganization that will have the effect of increasing the proportionate share of the corporation’s outstanding voting shares held by any interested stockholder and (vi) any receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loan, advance, guarantee, pledge or other financial assistance. For purposes of the NRS, an “interested stockholder” is defined to include any beneficial owner of more than 10% of any class of the voting securities of a Nevada corporation and any person who is an affiliate or associate of the corporation and was at any time during the preceding two years the beneficial owner of more than 10% of any class of the voting securities of the Nevada corporation.

Subject to certain exceptions, the provisions of the NRS statute governing combinations with interested stockholders provide that a Nevada corporation may not engage in a combination with an interested stockholder for two years after the date that the person first became an interested stockholder unless the combination or the transaction by which the person first became an interested stockholder is approved by the Board of Directors before the person first became an interested stockholder, or unless the combination is approved by the Board of Directors and 60% of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates.

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Control Share Acquisitions. The NRS also contains a “control share acquisitions statute.” If applicable to a Nevada corporation, this statute restricts the voting rights of certain stockholders referred to as “acquiring persons,” that acquire or offer to acquire ownership of a “controlling interest” in the outstanding voting stock of an “issuing corporation.” For purposes of these provisions, a “controlling interest” means with certain exceptions the ownership of outstanding voting stock sufficient to enable the acquiring person to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of all voting power in the election of directors; “issuing corporation” means a Nevada corporation that has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation at all times during the 90 days immediately preceding such date, and which does business in Nevada directly or through an affiliated corporation. The voting rights of an acquiring person in the affected shares will be restored only if such restoration is approved by the holders of a majority of the voting power of the corporation. The NRS allows a corporation to “opt-out” of the control share acquisitions statute by providing in such corporation’s articles of incorporation or bylaws that the control share acquisitions statute does not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. The Company has not opted out of this statute.

Authorized But Unissued Shares. Nevada law does not require stockholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Preferred Stock. Under the terms of our charter, our Board is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to provide flexibility and eliminate delays associated with a stockholder vote on specific issues. However, the ability of our Board to issue preferred stock and determine its rights and preferences may have the effect of delaying or preventing a change in control.

Classified Board. We have a classified Board of Directors consisting of three classes of directors. A classified board is one in which a certain number, but not all, of the directors are elected on a rotating basis each year. This method of electing directors makes changes in the composition of our Board more difficult, and thus a potential change in control may be a lengthier process. The existence of our classified Board reduces the possibility that a third party could effect an unsolicited change in control of our Board. Since our classified Board will increase the amount of time required for a takeover bidder to obtain control of us without the cooperation of our Board, even if the takeover bidder were to acquire a majority of our outstanding common stock, the existence of our classified Board could tend to discourage certain tender offers which stockholders might feel would be in their best interests. Our classified Board will likely allow management, if confronted by a proposal from a third party who has acquired a block of our common stock, sufficient time to review the proposal and appropriate alternatives to the proposal and to attempt to negotiate a better transaction, if possible, for our stockholders.

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Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may be called only by our Board or the Chairman of the Board.

Filling Vacancies. Vacancies occurring in our Board and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the remaining directors, even if less than a quorum.

Removal of Directors by Stockholders. Under the terms of our charter, stockholders may remove directors with or without cause with the affirmative vote of holders of 75% of the voting power of all of the then-outstanding shares of our capital stock then entitled to vote at an election of directors, voting together as a single class.

Amendment of Bylaws. Our bylaws may be amended by our Board or by the holders of at least 75% of the voting power of our company.

Amendment of Certain Charter Provisions. Under the terms of our charter, amending certain charter provisions requires the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of our capital stock entitled to vote thereon, voting together as a single class. The provisions subject to such heightened requirement include those relating to stockholder action by written consent, the calling of special meetings, board classification, the filling of board vacancies, the removal of directors and the ability to amend our bylaws, among others.

Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to the nomination of persons for election as directors, other than nominations made by or at the direction of our Board, and stockholder proposals for business.

Stockholder Nominees; Stockholder Proposals.

In order for a stockholder to nominate a candidate for director at, or bring any business before, an annual meeting of stockholders, under our bylaws, timely notice of the nomination or business must be received by us in advance of the meeting. To be timely, a stockholder’s notice must be delivered to or mailed and received by our Secretary at our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the date on which we first mailed the proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that if the meeting is convened more than 30 days prior to or delayed more than 60 days after the anniversary of the preceding year’s annual meeting, to be timely a stockholder’s notice must be received not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by us.

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The stockholder sending the notice of nomination or proposed business must describe various matters, including the following:

●	as to each person whom the stockholder proposes to nominate for election as a director, all information relating to such person as would be required to be disclosed in solicitations of proxies for election of such nominee as a director pursuant to Regulation 14A under the Exchange Act;

●	(i) the name and address of such stockholder, as they appear on our books and of such beneficial owner or Control Person (as defined in our bylaws), if any, (ii) the number of our shares which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner or Control Person, if any (iii) a representation that the stockholder intends to appear at the meeting in person or by proxy to submit the business specified in such notice, (iv) if the notice relates to any business other than a nomination of director(s), a brief description of the business desired to be brought before the meeting, including the complete text of any resolutions proposed for consideration, and the reasons for conducting such business at the meeting, (v) any direct or indirect personal or other interest of the stockholder in the business to be submitted, (vi) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder or beneficial owner and by any Control Person or any other person acting in concert with any of the foregoing, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class of our stock, or maintain, increase or decrease the voting power of the stockholder or beneficial owner with respect to shares of our stock, and a representation that the stockholder will notify us in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting, (vii) a representation whether the stockholder or the beneficial owner, if any, and any Control Person will engage in a solicitation with respect to the nomination or business and, if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation and whether such person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding stock required to approve or adopt the business to be proposed (in person or by proxy) by the stockholder and (viii) any other information relating to such stockholder, beneficial owner or Control Person, if any, that would be required to be disclosed in a proxy statement and form of proxy or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company.

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Limitations on Director Liability

Our charter provides that our directors shall generally not be liable to us or any of our stockholders for damages for breach of duty as a director. This provision will eliminate such liability except for (i) any breach of the director’s duty of loyalty to us or to our stockholders, (ii) acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability for unlawful payment of dividends or unlawful stock purchases or redemptions in violation of the NRS, and (iv) any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

Section 78.7502(1) of the NRS provides that a corporation may, and our charter and bylaws provide that we shall, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (an “Action”), by reason of the fact that he is or was our director, officer, employee or agent or is or was serving at our request in such capacity in another corporation, partnership, joint venture, trust or other enterprise (the “Indemnified Party”), against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such Action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal Action, had no reasonable cause to believe his conduct was unlawful; provided, however, no indemnification shall be made in respect of any Action by or in our right if the Indemnified Party shall have been adjudged by a court of competent jurisdiction, after exhaustion of any appeals, to be liable to us, unless and only to the extent that the court shall determine that, despite the adjudication of liability but in view of all circumstances, such person is fairly and reasonably entitled to indemnity.

Under the NRS, the directors have a fiduciary duty to us that is not eliminated by this provision of our charter and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the NRS for breach of the director’s duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to not be in good faith or involve intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the NRS. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Furthermore, Section 78.7502(3) of the NRS provides that determination of an Indemnified Party’s eligibility for indemnification by us shall be made on a case-by-case basis by: (i) the stockholders; (ii) the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the Action; or (iii) independent legal counsel’s written opinion if: (1) a majority vote of a quorum consisting of directors who were not parties to the Action so orders; or (2) a quorum consisting of directors who were not parties to the Action cannot be obtained.

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Lastly, Section 78.752(1) of the NRS empowers a corporation to purchase and maintain insurance or make other financial arrangements with respect to liability arising out of the actions or omissions of directors, officers, employees or agents in their capacity or status as such, whether or not the corporation has the authority to indemnify him against such liability.

Our charter provides that, to the fullest extent permitted by the NRS, no director or officer shall be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director or an officer, except to the extent that such exemption from liability or limitation thereof is not permitted under the NRS currently in effect or as the same may be amended. If the NRS is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of our directors and officers shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time. No repeal or modification of this provision of our charter will apply to or have any effect on the liability or alleged liability of any of our directors or officers for or with respect to any acts or omissions of such directors or officers occurring prior to such repeal or modification.

Our bylaws provide that we will indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Action in such manner, under such circumstances and to the fullest extent permitted by our charter and the NRS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the issuance of the shares offered hereby will be passed upon by our counsel, Certilman Balin Adler & Hyman, LLP. The underwriter is being represented in connection with this offering by Ellenoff Grossman & Schole LLP.

EXPERTS

Our consolidated financial statements as of December 31, 2023 and 2024 and for the years then ended appearing in our Annual Report on Form 10-K for the year ended December 31, 2024 have been incorporated by reference in this prospectus in reliance upon the report of Marcum LLP, an independent registered public accounting firm, which report includes an explanatory paragraph regarding our ability to continue as a going concern, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

We file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

Our website address is www.biorestorative.com. This website address, and the website addresses included in any documents incorporated by reference herein, are not intended to function as hyperlinks, and the information contained on such websites and on the SEC’s website is not incorporated by reference in this prospectus and you should not consider it a part of this prospectus.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. The information incorporated by reference is considered to be part of this prospectus except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that have previously been filed with the SEC:

●	our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025;

●	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 filed with the SEC on May 14, 2025;

●	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 filed with the SEC on August 12, 2025;

●	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the SEC on November 12, 2025;

●	our Current Report on Form 8-K filed with the SEC on April 21, 2025;

●	our Current Report on Form 8-K filed with the SEC on September 25, 2025;

●	our Current Report on Form 8-K filed with the SEC on October 8, 2025; and

●	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on November 4, 2021, and any amendment or report filed with the SEC for the purpose of updating the description.

We are also incorporating by reference additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K and any corresponding information furnished under Item 9.01 or included as an exhibit) after the date of this prospectus and prior to the completion of this offering contemplated hereby, but excluding any information furnished to, rather than filed with, the SEC.

You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

BioRestorative Therapies, Inc.

40 Marcus Drive, Suite One

Melville, New York 11747

(631) 760-8100

Attention: Secretary

fsilva@biorestorative.com

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in those documents.

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Shares of Common Stock

Prospectus

Konik Capital Partners

a division of T.R. Winston & Co.

                 , 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$
Legal fees and expenses
Accounting fees and expenses
Miscellaneous fees and expenses
Total	$

Item 14.	Indemnification of Directors and Officers

Section 78.7502(1) of the NRS provides that a corporation may, and the Registrant’s Amended and Restated Articles of Incorporation (“Articles”) and By-Laws provide that the Registrant shall, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (an “Action”), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation in such capacity in another corporation, partnership, joint venture, trust or other enterprise (the “Indemnified Party”), against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, no indemnification shall be made in respect of any Actions by or in the right of the corporation if the Indemnified Party shall have been adjudged by a court of competent jurisdiction, after exhaustion of any appeals, to be liable to the corporation, unless and only to the extent that the court shall determine that, despite the adjudication of liability but in view of all circumstances, such person is fairly and reasonably entitled to indemnity.

Under the NRS, the directors have a fiduciary duty to the Registrant that is not eliminated by this provision of the Articles and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the NRS for breach of the director’s duty of loyalty to the Registrant for acts or omissions which are found by a court of competent jurisdiction to not be in good faith or involve intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the NRS. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

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Furthermore, Section 78.7502(3) of the NRS provides that determination of an Indemnified Party’s eligibility for indemnification by the Registrant shall be made on a case-by-case basis by: (i) the stockholders; (ii) the board of directors by a majority vote of a quorum consisting of directors who were not parties to the Action; (iii) independent legal counsel’s written opinion if: (1) a majority vote of a quorum consisting of directors who were not parties to the Action so orders; or (2) a quorum consisting of directors who were not parties to the Action cannot be obtained.

Lastly, Section 78.752(1) of the NRS empowers a corporation to purchase and maintain insurance or make other financial arrangements with respect to liability arising out of the actions or omissions of directors, officers, employees or agents in their capacity or status as such, whether or not the corporation has the authority to indemnify him against such liability.

The Registrant’s Articles provide that, to the fullest extent permitted by the NRS, no director or officer shall be personally liable to the Registrant or to its stockholders for monetary damages for breach of fiduciary duty as a director or an officer, except to the extent that such exemption from liability or limitation thereof is not permitted under the NRS currently in effect or as the same may be amended. If the NRS is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Registrant shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time. No repeal or modification of this provision of the Articles will apply to or have any effect on the liability or alleged liability of any director or officer of the Registrant for or with respect to any acts or omissions of such directors or officers occurring prior to such repeal or modification.

The Registrant’s Bylaws provide that the Registrant will indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Action in such manner, under such circumstances and to the fullest extent permitted by the Articles and the NRS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

		Warrants
Date Issued	Common Stock	Shares	Exercise Price	Term (Years)	Purchaser(s)		Consideration(1)
2/6/24	-	2,513,686	$2.43	5		(2)	$314,211	(3)
10/8/25	-	508,592	$2.75	5		(2)	$361,409	(4)
10/8/25	-	35,062	$2.75	5		(5)	$38,761	(6)

(1)	The value of the non-cash consideration was estimated to be the fair value of our restricted common stock. Since our shares are thinly traded in the open market, the fair value of our equity instruments was estimated by management based on observations of the cash sales prices of both restricted shares and freely tradable shares.

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(2)	Accredited investor.
(3)	The warrants were issued pursuant to a private placement of securities at a price of $0.125 per warrant. The fair value of the warrants was $2,189,420 as of February 8, 2024, the date of issuance.
(4)	The warrants were issued pursuant to a private placement concurrently with the sale of an aggregate of 678,125 shares of common stock in a registered direct offering for aggregate gross proceeds of approximately $1.1 million.
(5)	Placement Agent.
(6)	Issued as compensation to the placement agent in connection with the sale of common stock and warrants.

Item 16. Exhibits.

Exhibit Number	Exhibit Description
3.1	Amended and Restated Articles of Incorporation, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated December 29, 2022, wherein such document is identified as Exhibit 3.3
3.2	Certificate of Designations of Series B Preferred Stock, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated December 29, 2022, wherein such document is identified as Exhibit 3.4
3.3	Bylaws, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated December 29, 2022, wherein such document is identified as Exhibit 3.5
4	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, incorporated by reference to the registrant’s Amendment No. 2 to Annual Report on Form 10-K/A for the year ended December 31, 2023, wherein such document is identified as Exhibit 4.1
5	Opinion of Certilman Balin Adler & Hyman, LLP*
10.1	License Agreement, dated as of January 27, 2012, between Regenerative Sciences, LLC and BioRestorative Therapies, Inc. (“License Agreement”), incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2011, wherein such document is identified as Exhibit 10.44
10.2	Amendment to License Agreement, dated March 21, 2012, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2011, wherein such document is identified as Exhibit 10.45
10.3	Amendment to License Agreement, dated November 30, 2015, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2015, wherein such document is identified as Exhibit 10.20
10.4	Letter agreement, dated November 21, 2022, by and among BioRestorative Therapies, Inc., Regenerative Sciences, LLC and Regenexx, LLC with regard to License Agreement, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2022, wherein such document is identified as Exhibit 10.4
10.5	Lease, dated as of August 25, 2014, between BioRestorative Therapies, Inc. and 50 Republic Road, LLC, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated August 25, 2014, wherein such document is identified as Exhibit 99.1

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10.6	Lease Amendment, dated as of June 4, 2019, between 50 Republic Road, LLC and BioRestorative Therapies, Inc., incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2019, wherein such document is identified as Exhibit 10.37
10.7	BioRestorative Therapies, Inc. 2021 Stock Incentive Plan, as amended, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2024, wherein such document is identified as Exhibit 10.7
10.8	Executive Employment Agreement, dated as of March 18, 2021, by and between BioRestorative Therapies, Inc. and Lance Alstodt, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated March 18, 2021, wherein such document is identified as Exhibit 99.2
10.9	Executive Employment Agreement, dated as of March 18, 2021, by and between BioRestorative Therapies, Inc. and Francisco Silva, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated March 18, 2021, wherein such document is identified as Exhibit 99.3
10.10	Non-Qualified Stock Option Award Agreement, dated as of March 18, 2021, between BioRestorative Therapies, Inc. and Lance Alstodt, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated March 18, 2021, wherein such document is identified as Exhibit 99.4
10.11	Non-Qualified Stock Option Award Agreement, dated as of March 18, 2021, between BioRestorative Therapies, Inc. and Francisco Silva, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated March 18, 2021, wherein such document is identified as Exhibit 99.5
10.12	Executive Employment Agreement, dated as of November 4, 2021, between BioRestorative Therapies, Inc. and Robert Kristal, incorporated by reference to the registrant’s Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2023, wherein such document is identified as Exhibit 10.12
10.13	Non-Qualified Stock Option Award Agreement, dated as of November 4, 2021, between BioRestorative Therapies, Inc. and Lance Alstodt, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated November 4, 2021, wherein such document is identified as Exhibit 99.1
10.14	Non-Qualified Stock Option Award Agreement, dated as of November 4, 2021, between BioRestorative Therapies, Inc. and Francisco Silva, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated November 4, wherein such document is identified as Exhibit 99.2
10.15	Non-Qualified Stock Option Award Agreement, dated as of November 4, 2021, between BioRestorative Therapies, Inc. and Nickolay Kukekov, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2021, wherein such document is identified as Exhibit 10.15
10.16	Non-Qualified Stock Option Award Agreement, dated as of November 4, 2021, between BioRestorative Therapies, Inc. and Patrick F. Williams, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2021, wherein such document is identified as Exhibit 10.16
10.17	Non-Qualified Stock Option Award Agreement, dated as of November 4, 2021, between BioRestorative Therapies, Inc. and David Rosa, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2021, wherein such document is identified as Exhibit 10.17

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10.18	Amendment No. 1 to Non-Qualified Stock Option Award Agreement, dated as of November 4, 2021, between BioRestorative Therapies, Inc. and Lance Alstodt, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2021, wherein such document is identified as Exhibit 10.18
10.19	Amendment No. 1 to Non-Qualified Stock Option Award Agreement, dated as of November 4, 2021, between BioRestorative Therapies, Inc. and Francisco Silva, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2021, wherein such document is identified as Exhibit 10.19
10.20	Common Stock Purchase Warrant, dated November 9, 2021, issued by BioRestorative Therapies, Inc. pursuant to public offering, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2021, wherein such document is identified as Exhibit 10.20
10.21	Common Stock Purchase Warrant, dated November 9, 2021, issued by BioRestorative Therapies, Inc. to Auctus Fund, LLC, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2021, wherein such document is identified as Exhibit 10.21
10.22	Amendment No. 2 to Non-Qualified Stock Option Award Agreement, dated as of December 10, 2021, between BioRestorative Therapies, Inc. and Lance Alstodt, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2021, wherein such document is identified as Exhibit 10.22
10.23	Amendment No. 2 to Non-Qualified Stock Option Award Agreement, dated as of December 10, 2021, between BioRestorative Therapies, Inc. and Francisco Silva, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2021, wherein such document is identified as Exhibit 10.23
10.24	Amendment No. 1 to Non-Qualified Stock Option Award Agreement, dated as of December 10, 2021, between BioRestorative Therapies, Inc. and Nickolay Kukekov, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2021, wherein such document is identified as Exhibit 10.24
10.25	Amendment No. 1 to Non-Qualified Stock Option Award Agreement, dated as of December 10, 2021, between BioRestorative Therapies, Inc. and Patrick F. Williams, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2021, wherein such document is identified as Exhibit 10.25
10.26	Amendment No. 1 to Non-Qualified Stock Option Award Agreement, dated as of December 10, 2021, between BioRestorative Therapies, Inc. and David Rosa, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2021, wherein such document is identified as Exhibit 10.26
10.27	Incentive Stock Option Award Agreement, dated as of February 17, 2023, between BioRestorative Therapies, Inc. and Lance Alstodt, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2022, wherein such document is identified as Exhibit 10.28
10.28	Incentive Stock Option Award Agreement, dated as of February 17, 2023, between BioRestorative Therapies, Inc. and Francisco Silva, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2022, wherein such document is identified as Exhibit 10.29

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10.29	Incentive Stock Option Award Agreement, dated as of February 17, 2023, between BioRestorative Therapies, Inc. and Robert Kristal, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2022, wherein such document is identified as Exhibit 10.30
10.30	Non-Qualified Stock Option Award Agreement, dated as of February 17, 2023, between BioRestorative Therapies, Inc. and Nickolay Kukekov, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2022, wherein such document is identified as Exhibit 10.32
10.31	Non-Qualified Stock Option Award Agreement, dated as of February 17, 2023, between BioRestorative Therapies, Inc. and Patrick F. Williams, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2022, wherein such document is identified as Exhibit 10.33
10.32	Non-Qualified Stock Option Award Agreement, dated as of February 17, 2023, between BioRestorative Therapies, Inc. and David Rosa, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2022, wherein such document is identified as Exhibit 10.34
10.33	Form of Warrant, dated February 8, 2024 (issued to warrantholders other than Auctus Fund, LLC), incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated February 6, 2024, wherein such document is identified as Exhibit 10.3
10.34	Warrant, dated February 8, 2024 (issued to Auctus Fund, LLC), incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated February 6, 2024, wherein such document is identified as Exhibit 10.4
10.35	Incentive Stock Option Award Agreement, dated as of February 13, 2024, between BioRestorative Therapies, Inc. and Lance Alstodt, incorporated by reference to the registrant’s Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2023, wherein such document is identified as Exhibit 10.36
10.36	Incentive Stock Option Award Agreement, dated as of February 13, 2024, between BioRestorative Therapies, Inc. and Francisco Silva, incorporated by reference to the registrant’s Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2023, wherein such document is identified as Exhibit 10.37
10.37	Incentive Stock Option Award Agreement, dated as of February 13, 2024, between BioRestorative Therapies, Inc. and Robert Kristal, incorporated by reference to the registrant’s Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2023, wherein such document is identified as Exhibit 10.38
10.38	Non-Qualified Stock Option Award Agreement, dated as of February 13, 2024, between BioRestorative Therapies, Inc. and Nickolay Kukekov, incorporated by reference to the registrant’s Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2023, wherein such document is identified as Exhibit 10.40
10.39	Non-Qualified Stock Option Award Agreement, dated as of February 13, 2024, between BioRestorative Therapies, Inc. and Patrick F. Williams, incorporated by reference to the registrant’s Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2023, wherein such document is identified as Exhibit 10.41
10.40	Non-Qualified Stock Option Award Agreement, dated as of February 13, 2024, between BioRestorative Therapies, Inc. and David Rosa, incorporated by reference to the registrant’s Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2023, wherein such document is identified as Exhibit 10.42

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10.41	At the Market Offering Agreement, dated as of November 6, 2024, by and between BioRestorative Therapies, Inc. and Rodman & Renshaw, LLC, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated November 1, 2024, wherein such document is identified as Exhibit 1.1
10.42	Incentive Stock Option Award Agreement, dated as of February 14, 2025, between BioRestorative Therapies, Inc. and Lance Alstodt, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2024, wherein such document is identified as Exhibit 10.40
10.43	Incentive Stock Option Award Agreement, dated as of February 14, 2025, between BioRestorative Therapies, Inc. and Francisco Silva, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2024, wherein such document is identified as Exhibit 10.41
10.44	Incentive Stock Option Award Agreement, dated as of February 14, 2025, between BioRestorative Therapies, Inc. and Robert Kristal, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2024, wherein such document is identified as Exhibit 10.42
10.45	Non-Qualified Stock Option Award Agreement, dated as of February 14, 2025, between BioRestorative Therapies, Inc. and Nickolay Kukekov, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2024, wherein such document is identified as Exhibit 10.43
10.46	Non-Qualified Stock Option Award Agreement, dated as of February 14, 2025 between BioRestorative Therapies, Inc. and Patrick F. Williams, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2024, wherein such document is identified as Exhibit 10.44
10.47	Non-Qualified Stock Option Award Agreement, dated as of February 14, 2025, between BioRestorative Therapies, Inc. and David Rosa, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2024, wherein such document is identified as Exhibit 10.45
10.48	Form of Common Stock Purchase Warrant, dated October 8, 2025, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated October 6, 2025, wherein such document is identified as Exhibit 4.1
10.49	Amendment, dated October 15, 2025, to Common Stock Purchase Warrant, dated October 8, 2025, issued to Auctus Fund, LLC, incorporated by reference to the registrant’s Registration Statement on Form S-1, filed with the SEC on November 18, 2025, wherein such document is identified as Exhibit 10.49
21	Subsidiaries, incorporated by reference to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2018, wherein such document is identified as Exhibit 21
23.1	Consent of Marcum LLP*
23.2	Consent of Certilman Balin Adler & Hyman, LLP (included in the opinion of Certilman Balin Adler & Hyman, LLP filed as Exhibit 5)*
24	Power of Attorney (included on signature page of the Registration Statement)
107	Filing Fee Table*

*To be filed with initial filing of Registration Statement on Form S-1.

Item 17. Undertakings.

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) The undersigned Registrant hereby undertakes that:

(A) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Melville, New York, on ______________, 2026.

BIORESTORATIVE THERAPIES, INC.

By:
Lance Alstodt
President, Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lance Alstodt as his true and lawful attorney-in-fact with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments to this registration statement, and any registration statement and amendments thereto for the same offering pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	_______, 2026
Lance Alstodt

	Vice President, Research and Development, Secretary and Director	_______, 2026
Francisco Silva

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	_______, 2026
Robert E. Kristal

	Director	_______, 2026
Nickolay Kukekov

	Director	_______, 2026
Patrick F. Williams

	Director	_______, 2026
David Rosa

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